November 19, 2024

George Lai
Chief Financial Officer
The9 Limited
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People   s Republic of China

       Re: The9 Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated August 29, 2024
           File No. 001-34238
Dear George Lai:

       We have reviewed your August 29, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 18,
2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Information on the Company
Business Overview
Cryptocurrency Mining, page 80

1. Refer to your response to prior comment 2. In your next response letter please provide us a draft of disclosure that you will include in your next periodic report regarding
       LGHTSTR Ltd.'s agreement with Fish2Pool, addressing the following matters:
           You state that pursuant to the Fish2Pool Agreement the fee "shall be fixed for one year from the signing of the [Agreement] if [you] can keep its weighted average hash rate in all accounts at above 150 PH/S." Please clarify what you mean by your disclosure that "if [you] can keep its weighted hash rate in all accounts at above 150 PH/S." For example, clarify what you mean by "all accounts" and
 November 19, 2024
Page 2

           whether you provide all 150PH/S in such accounts.
             Your disclosure that the rate will be fixed for one year if you keep Fish2Pool's weighted average hash rate in all accounts at or above 150PH/S appears to be inconsistent with your disclosure that "the rate will be increased from "2.5 to
           3.0% if the statistical probability for finding a new block for Bitcoin mining by
           [y]our equipment during the past three months falls below 80%." Please revise for clarity and consistency.
             Describe the termination provisions related to Fish2Pool terminating the agreement.
             Disclose the material terms of NBTC's agreement with LGHTSTR Ltd., as we note your statement that the Fish2Pool agreement was entered into by LGHTSTR
           Ltd., your service provider.
Financial Statements
Note 2. Principal Accounting Policies
(9) Cryptocurrencies, page F-16

2. We note that the proposed disclosure in your response to prior comment 9 is not consistent with the definition of a current asset in ASC 210-10-20. Accordingly, we re-issue our prior comment. Please revise your disclosure in future filings to state, if true, that your cryptocurrencies are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.
(12) Revenue recognition, page F-17

3.     Your response to prior comment 10 did not respond fully to our comment.
We re-
       issue the prior comment in part. References to the MOU are to Annex A of your
       October 20, 2023 response letter. You characterized the MOU as being your mining agreement with the pool operator and you told us that the agreement is terminable at any time by either party without compensation. Please respond to the following:
           While we note your assertion that the arrangement with Binance is ongoing, clarify for us whether the MOU legally terminated on July 7, 2022. Refer to Article 12c which appears to indicate that the agreement terminated on July 7,
           2022 (365 days after its signing).
           Tell us how you considered the requirement in Article 1 of the MOU which appears to commit you to 50% of your mining being with the pool operator for at least four years total from May 20, 2021. In your response, explain to us the apparent contradiction between this requirement in Article 1 of the MOU and the one-year term implied by Article 12c.
           Explain why you believe the agreement could be terminated at any time by either party without compensation. In your response, reconcile this representation with
           Article 1 of your MOU which commits you to provide 50% of your mining resources to the pool for at least four years and Article 12b of the MOU which appears to state that three months advance written notice is required to terminate the arrangement. In your response, provide us with the basis for your assertions such as by referring to specific terms in written agreements. November 19, 2024
Page 3

(16) Cost of Revenues, page F-20

4. We acknowledge your response to prior comment 12. Please explain to us how the services provided by the mining pool operators included in your response are distinct from the hash computation services you provide under your agreement with the mining pool operator. Refer to ASC 606-10-25-19 through 25-22. Alternatively, provide draft disclosure revising your accounting policy for fees deducted by the mining pool operator and revising your statements of operations and comprehensive income (loss) to reflect the pool operator fees as a reduction of cryptocurrency mining revenue as stipulated in ASC 606-10-32-25.
       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets